Filed by ONEOK, Inc. (Commission File No. 001-13643) Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: ONEOK Partners, L.P. (Commission File No.: 1-12202) This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing. This article was published in ONEOK Quarterly Magazine and relates to the pending merger transaction between OKE and OKS. The magazine is distributed to OKE and OKS employees.

ONEONONE

ONEOK'S ACQUISITION OF ONEOK PARTNERS PROVIDES US WITH A LOWER COST OF FUNDING, ACCESS TO A MORE LIQUID EQUITY MARKET AND POSITIONS OUR BUSINESS FOR CONTINUED GROWTH.

By Terry Spencer

As you all are aware, ONEOK announced in February that we will acquire all outstanding common units of ONEOK Partners that we don't already own. When we complete the transaction, which we anticipate doing in the second quarter 2017, our enterprise value will grow from approximately $13 billion to more than $30 billion. The larger company will provide us with a lower cost of funding, better capital access and financial flexibility.

We will continue operating as one of North America's leading diversified midstream service providers with an integrated 37,000-mile network of natural gas liquids and natural gas pipelines, processing plants, fractionators and storage facilities located in the Williston Basin, Mid-Continent, Permian Basin, Midwest and Gulf Coast. ONEOK shareholders and ONEOK Partners unitholders are expected to benefit from our significantly lower cost of funding for future growth.

The acquisition underscores the strategic value we place on the business we've successfully built since venturing into the midstream space nearly 20 years ago. A broad asset footprint allows us to provide exceptional service to our customers and generate stable cash flows. Attractive growth prospects remain core to our long-term growth strategy. We will remain focused on the organic growth opportunities that are in front of us now, as well as strategic acquisitions.

We remain well-positioned in great and growing basins, with available excess processing capacity in our natural gas gathering and processing business, as well as excess capacity in our natural gas liquids business, both of which will enable us to grow without expending large amounts of capital.

We are always developing new opportunities to serve our customers, and we are well-positioned to make such opportunities happen. In the meantime, the larger ONEOK is built to weather the energy industry's ongoing cyclical nature. Accordingly, we worked the past two years on renegotiating contracts and developed great projects like the Roadrunner Gas Transmission pipeline to increase our level of fee-based earnings. The hard work put into this by our employees is highlighted in this issue of *ONEOK Quarterly*.

In the following pages, we also highlight some of our engineers, who share about their diverse backgrounds, their career experiences, and how ONEOK continues placing value on diversity and inclusion. Also in this issue, we return to our ESH Leadership Committee series, this time focusing on Stakeholder Outreach and how it helps us tell the ONEOK story; Corporate Compliance and Ethics talks about the makeover given to its employee training; Community Investments spotlights charitable activity in our Midstates region; and the Mustang natural gas pipeline project team helps prove ONEOK's value of service by pitching in on the construction of fish habitats in Oklahoma.

You all are part of ONEOK's success, and I am excited to see what opportunities lay ahead for the rest of 2017 and beyond.

Terry

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CONTENTS ISSUE 1 2017

1 ONE ON ONE
President and CEO Terry Spencer shares how ONEOK's acquisition of ONEOK Partners primes us for continued growth.

3 RENEGOTIATING OUR SUCCESS
Lots of work and long hours by many employees figured into recent contract renegotiations, which boosted ONEOK's fee-based earnings.

7 ESH: STAKEHOLDER OUTREACH
This initiative of the ESH Leadership Committee is designed to tell ONEOK's story and create a more targeted approach to sharing information.

8 GONE FISHING
The Mustang natural gas pipeline project team recently built fish habitats for the Oklahoma City Game and Fish Commission.

9 ENGINEERING INCLUSION
Employees of diverse backgrounds share experiences in the engineering field, and how ONEOK values and exemplifies diversity and inclusion in our workforce.

12 THERE'S NO PLACE LIKE ONEOK
Corporate Compliance and Ethics borrowed elements from 'The Wizard of Oz' to craft entertaining and informative training for employees.

14 SPOTLIGHT ON MIDSTATES REGION
This second installment in a series about Community Investments' regional committees focuses on emergency responder grants given in Kansas.

BACK COVER
Audrina Gilstrap-Phillips, senior employee relations consultant, in Tulsa, does voice work for audiobooks on Audible.com and Amazon.com.



ONEOK Quarterly
STRATEGY FOR SUCCESS

ON THE COVER
Like chess, renegotiating contracts successfully requires strategy – an evaluation of both our positions and those of our customers, and setting up long-term plans for future play.

FSC MIX Paper from responsible sources FOR POSITION ONLY

ONEOK Quarterly

ONEOK Quarterly is published four times a year by the communications department of ONEOK, Inc. and is dedicated to providing information for and about its employees.

Editor:
Jason Ashley Wright
Communications Consultant
P.O. Box 871, Tulsa, OK 74102-0871
(or internally, Mail Drop PL-2, ONEOK Plaza)
918-732-4829
jason.wright@oneok.com

Advisers:
Megan Washbourne
Director, Communications

Brad Borror
Manager, Communications

Contributors:
Stephanie Higgins
Communications Consultant

Erica May
Communications Consultant

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is the general partner and, as of December 31, 2016, owns 41.2 percent of ONEOK Partners, L.P. (NYSE: OKS), one of the largest publicly traded master limited partnerships, which owns one of the nation's premier natural gas liquids (NGL) systems, connecting NGL supply in the Mid-Continent, Permian Basin and Rocky Mountain regions with key market centers, and is a leader in the gathering, processing, storage and transportation of natural gas in the U.S. ONEOK is a FORTUNE 500 company and is included in Standard & Poor's (S&P) 500 Stock Index.

www.oneok.com

Copyright © 2017 ONEOK, Inc.

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The column on Page 1 contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOK's and ONEOK Partners’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ONEOK and ONEOK Partners, including future financial and operating results, ONEOK's and ONEOK Partners’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following: • the ability to obtain the requisite ONEOK stockholder and ONEOK Partners unitholder approvals relating to the proposed transaction; • the risk that ONEOK or ONEOK Partners may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; • the risk that a condition to closing of the proposed transaction may not be satisfied; • the timing to consummate the proposed transaction; • the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; • disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; • the possible diversion of management time on merger-related issues; • the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction; • the effects of weather and other natural phenomena, including climate change, on OKE’s and/or OKS’s operations, demand for our services and energy prices; • competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel; • the capital intensive nature of our businesses; • the profitability of assets or businesses acquired or constructed by us; • our ability to make cost-saving changes in operations; • risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties; • the uncertainty of estimates, including accruals and costs of environmental remediation; • the timing and extent of changes in energy commodity prices; • the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs; • the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities; • difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines; • changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change; • conflicts of interest between OKE, OKS, ONEOK Partners GP, and related parties of OKE, OKS and ONEOK Partners GP. • the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns; • our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences; • actions by rating agencies concerning the credit ratings of ONEOK and ONEOK Partners; • the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC); • our ability to access capital at competitive rates or on terms acceptable to us; • risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection; • the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant; • the impact and outcome of pending and future litigation; • the ability to market pipeline capacity on favorable terms, including the effects of: • future demand for and prices of natural gas, NGLs and crude oil; • competitive conditions in the overall energy market; • availability of supplies of Canadian and United States natural gas and crude oil; and • availability of additional storage capacity; • performance of contractual obligations by our customers, service providers, contractors and shippers; • the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances; • our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems; • the mechanical integrity of facilities operated; • demand for our services in the proximity of our facilities; • our ability to control operating costs; • acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facilities; • economic climate and growth in the geographic areas in which we do business; • the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets; • the impact of recently issued and future accounting updates and other changes in accounting policies; • the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere; • the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks; • risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions; • the impact of uncontracted capacity in our assets being greater or less than expected; • the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates; • the composition and quality of the natural gas and NGLs supplied to OKS’s gathering system and processed in OKS’s plants and transported on OKS’s pipelines; • the efficiency of our plants in processing natural gas and extracting and fractionating NGLs; • the impact of potential impairment charges; • the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting; • our ability to control construction costs and completion schedules of our pipelines and other projects; and • the risk factors listed in the reports OKE and OKS have filed and may file with the SEC, which are incorporated by reference. These reports are also available from the sources described below. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ONEOK nor ONEOK Partners undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of ONEOK and ONEOK Partners on file with the SEC. ONEOK's and ONEOK Partners’ SEC filings are available publicly on the SEC's website at www.sec.gov. Additional Information And Where To Find It This communication is not a solicitation of any vote, approval, or proxy from any ONEOK stockholder or ONEOK Partners unitholder. In connection with the proposed transaction, ONEOK filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which includes a preliminary prospectus of ONEOK and a joint proxy statement of ONEOK and ONEOK Partners. These materials are not yet final and will be amended. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. ONEOK and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK or ONEOK Partners may file with the SEC in connection with the proposed transaction. ONEOK and ONEOK Partners urge investors and their respective stockholders and unitholders to read the registration statement, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, and other relevant materials filed and to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from ONEOK Partners’ website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings." Participants in The Solicitation ONEOK, ONEOK Partners and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ONEOK stockholders and ONEOK Partners unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of ONEOK stockholders and ONEOK Partners unitholders in connection with the proposed transaction are set forth in the preliminary joint proxy statement/prospectus filed with the SEC on March 7, 2017 and will be set forth in the definitive joint proxy statement/prospectus when it becomes available. You can find information about ONEOK's executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about ONEOK Partners’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 28, 2017. Additional information about ONEOK's executive officers and directors and ONEOK Partners’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and the other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from ONEOK and ONEOK Partners using the contact information above.